UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

October 26, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 and
THE SECURITIES EXCHANGE ACT OF 1934

Symetra Financial Corporation

File Nos. 333-144162, 333-162344, and 001-33808 - CF# 28873

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Symetra Financial Corporation submitted an application under Rule 406 and Rule 24b-2 requesting extensions of previous grants of confidential treatment for information it excluded from the Exhibits to Forms S-1 (333-144162), filed June 29, 2007 and (333-162344), filed October 5, 2009 and multiple 34 Act reports between August 12, 2010 and May 7, 2012.

Based on representations by Symetra Financial Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.2	S-1	June 29, 2007	through September 19, 2022
10.5	S-1	June 29, 2007	through September 19, 2022
10.6	S-1	June 29, 2007	through September 19, 2022
10.9	S-1	June 29, 2007	through September 19, 2022
10.1	S-1	October 5, 2009	through July 31, 2016
10.2	S-1	October 5, 2009	through September 19, 2022
10.5	S-1	October 5, 2009	through September 19, 2022
10.6	S-1	October 5, 2009	through September 19, 2022
10.8	S-1	October 5, 2009	through September 19, 2022
10.9	S-1	October 5, 2009	through September 19, 2022
10.1	10-Q	August 12, 2010	through July 31, 2016
10.3	10-K	March 16, 2011	through July 31, 2016
10.16	10-K	March 16, 2011	through September 19, 2022
10.1	10-Q	November 9, 2011	through September 19, 2022
10.19	10-K	February 29, 2012	through September 19, 2022
10.2	10-Q	May 7, 2012	through September 19, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel